Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tapville Franchising Inc.
216 S. Washington Street
Naperville, IL 60540
https://www.tapville.com

Up to $4,999,995.00 in Class B Common Stock at $6.75
Minimum Target Amount: $7,499.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tapville Franchising Inc.
Address: 216 S. Washington Street, Naperville, IL 60540
State of Incorporation: DE
Date Incorporated: June 08, 2020

Terms:

Equity

Offering Minimum: $7,499.25 | 1,111 shares of Class B Common Stock
Offering Maximum: $4,999,995.00 | 740,740 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $6.75
Minimum Investment Amount (per investor): $344.25

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $344+ (minimum investment) within the first three weeks and receive 5% bonus shares

Invest $1,000+ within the first three weeks and receive 10% bonus shares

Invest $2,500+ within the first three weeks and receive 15% bonus shares

Invest $5,000+ within the first three weeks and receive 20% bonus shares

Invest $10,000+ within the first three weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk — Invest $1000+ and receive lifetime membership 10% discount card + 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive lifetime membership 15% discount card + 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive lifetime membership 25% discount card + 15% bonus shares

Tier 5 Perk — Invest $25,000+ and receive lifetime membership 25% discount card +

20% bonus shares

Tier 6 Perk — Invest $50,000+ and receive lifetime membership 50% discount card + 25% bonus shares

Previous Investors Bonus

10% stackable bonus shares for previous investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.75 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $675. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the 10% Previous Investor Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Tapville Franchising Inc. is a franchising & licensing company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. In addition, we license our products to entertainment venues, hotel, hospitality, and other venues.

Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices, and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which is how we generate revenue. In exchange for the franchise fee and royality, Tapville Franchising Inc. provides training, support, and marketing for the franchise locations.

Tapville Franchising Inc. was originally formed in Illinois as Tapville Social Franchising, LLC in December 2018. In June 2020, the LLC converted to a Delaware Corporation.

Intellectual Property

The company currently possesses three registered trademarks. The first trademark, "Tapville Social," is registered under number 5986449. The second trademark, "Embrace Independence," is registered under number 5800406. Lastly, the third trademark, "Tapville," is registered under number 6090970. These trademarks serve as valuable assets, providing legal protection and exclusive rights to the company for the specified brands. They contribute to the company's branding strategy and help establish a unique and recognizable presence in the market.

Competitors and Industry

Competitors

Competitors are food & beverage concepts providing craft beverages in a casual environment. Competition for franchising are concepts that sell craft beverages and food. Tapville is differentiated with a self-serve model using technology and is positioned as a category creator using self-pour, self-order, and mobile technology in a hospitality establishment.

Competitors in the casual food & craft beer space include restaurant concepts such as Beerhead Bar & Eatery, Mr. Brews Taphouse, World of Beers, and The Brass Tap. These franchising competitors do not include self-pour beer in their current concepts.

We compete with other food and beverage concepts to attract franchisees, and we believe one of our most valuable advantages lies in our tech-forward approach. When we pitch our concept to franchisees, we are able to back up our approach with the latest in data analytics and promise that their franchise will have the full weight of our optimization strategies behind them.

All of our data is shared among all of our locations, and the larger we grow, the more powerful our data becomes. Larger chains have tried to copy our model, but we believe that their ingrained processes and intractable investments make the switch far too disruptive.

Industry

The prime cost, which is the metric to gauge the success of a restaurant is the cost of goods sold such as labor, food, and beverage costs. Most large successful chain establishments typically yield 60% - 65% prime cost.

Using our technology and business model built into our franchise can deliver prime cost targets in the 48% - 55% range. We anticipate Tapville kiosks to deliver a low 30% - 35% prime cost.

Current Stage and Roadmap

Current Stage

Tapville Franchising Inc. launched two affiliate locations in 2016 (Elmhurst, IL) & 2018 (Naperville, IL) as the Red Arrow Eatery & Self-Pour. These locations were the prototype and proof of concept for the "Tapville" brand, a self-pour & self-service technology integrated taproom. These affiliate locations will be rebranding to Tapville in 2020 and will be paying royalties for the use of the brand. The success of these two initial locations, which generated over $5 million in combined total sales, since opening is why Tapville Franchising Inc. has received numerous requests to franchise the concept.

In 2019, Tapville Franchising Inc. launched "Tapville Social", a beer & wine, self-pour kiosk in Rosemont, IL. The location was one of the first retail concepts in the Midwest that offered a "strolling liquor license" that allows shoppers to purchase craft beer & wine and walk around the shopping center at the Fashion Outlets of Chicago. Subsequently, Tapville Franchising Inc. was able to secure a second liquor license in Aurora, IL at the Fox Valley Mall to launch a kiosk.

The Tapville Social kiosk is installed in two nights and fabricated offsite and can be located in a shopping mall, airport, train station, or entertainment venue. Based on our internal research, there are over 800 potential retail locations available in the United States for Tapville Social. The start-up costs for a kiosk range from $100k to $165k, which we believe makes it a very attractive investment for franchisees.

Tapville Franchising Inc. owns the trademark for Tapville Social and Tapville, the brand, which is being offered as a franchise.

In 2019, Tapville Franchising Inc. developed a Franchise Disclosure Document (FDD) to offer and sell franchises. This document outlines all aspects of owning a Tapville Social, which is governed by the Federal Trade Commission (FTC) and in certain states, a state registration as well.

As of today, restaurants, kiosks, and mobile units are currently open. Our revenue comes directly from royalties, franchise fees and licensing fees. Franchisees pay us a franchise fee for the right to open up one of our locations. We collect a one-time franchisee fee of approximately $44k from brick & mortar and approximately $19.5k from kiosks. We train, market, and support our locations — allowing us to ensure a high degree of consistency among our locations. We also receive royalty fees from every location, and in return, we give them the right to operate using our brand and trademark. We currently have 17 locations open with 69 developments.

Tapville was named to Entrepreneur Magazines' top New and Emerging Franchises for 2022 and 2023. Named #1 in our category for 2022. Tapville currently has 17 locations open with 76 more in development that have signed agreements. Tapville has restaurant locations coming to Denver CO, Orlando FL, Las Vegas NV, Geneva IL, Hawthorne CA, El Segundo CA, and Pittsburgh PA. Tapville has developed Tapville University which is our training platform. We believe this will help support our growth.

Future Roadmap

The next stage of development is to raise funds to support franchise sales, marketing, operations, and technology for franchise expansion. Funds from the capital raise will scale franchised brick & mortar businesses, kiosks, and mobile kiosk businesses.

Investors in Tapville Franchising Inc. will be supporting the marketing, sales, brand, and operational support of franchised locations. Franchised locations pay a franchise and royalty to Tapville Franchising Inc. for the use of the trademark, proprietary processes, and training.

We are currently developing new locations that have signed agreements as well as looking for new qualified franchisees.

The Team

Officers and Directors

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Salary: $100K/yr

Name: Michael Anthony Venditto

Michael Anthony Venditto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: September, 2022 - Present
  Responsibilities: As the Chief Operating Officer at Tapville Social, my role involves overseeing the business's day-to-day operations, ensuring that all departments are working together efficiently and effectively to achieve the company's goals and objectives. Salary: 100K/yr

- **Position:** VP, People
  Dates of Service: May, 2022 - Present
  Responsibilities: HR, Communications

Other business experience in the past three years:

- **Employer:** ALDO Group US, Inc
  Title: Director of Sales & Operations
  Dates of Service: August, 2015 - May, 2022
  Responsibilities: Led 100-store Region of 7 DMs & 1000+ indirect Staff across California and the southern US & Puerto Rico

Name: Don DiBrita

Don DiBrita's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Marketing
  Dates of Service: June, 2020 - Present
  Responsibilities: I'm the Vice President of Marketing that is responsible for facilitating marketing activities for franchise, restaurant, kiosk and mobile taproom sales. Salary: $108,000/yr Equity: Stock options

Name: Michelle Ruehle

Michelle Ruehle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, People
  Dates of Service: April, 2023 - Present
  Responsibilities: Lead the vision, development, and execution of talent and culture management programs to retain and enrich employee experiences. Oversee HR, Learning and Development, and Talent Management functions for

Tapville head office and franchise partners.

Other business experience in the past three years:

- **Employer:** Tapville Social
  Title: Director
  Dates of Service: February, 2023 - April, 2023
  Responsibilities: Lead the company’s learning and development initiatives with a focus on creating innovative learning solutions for sales, franchise partners, restaurant teams, and corporate staff that supports workplace culture, employee engagement, retention, and driving business results.

Other business experience in the past three years:

- **Employer:** Tapville Social
  Title: Learning & Development Consultant
  Dates of Service: December, 2022 - February, 2023
  Responsibilities: Talent Management; Sales Leadership; Training & Development; Leadership Development

Other business experience in the past three years:

- **Employer:** Ruehle Consulting Services
  Title: Career & Life Coach | LXD Consultant
  Dates of Service: October, 2022 - Present
  Responsibilities: Individual or group, career and life coaching. Freelance/contract work in Leadership Development, Instructional Design, and Project Management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $4,999,995.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought,

it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will

(possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Dependence on Discretionary Consumer Spending

The success of the operations depends to some extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income.

Industry and Economic Conditions

The retail food and beverage industry is affected by changes in consumer tastes, economic conditions and demographic trends. Discretionary spending priorities, traffic patterns and weather conditions will also directly affect the performance of the company. In addition, factors such as inflation, increased food, labor and employee benefit costs, and a shortage of qualified employees may also adversely affect the company.

Government Regulation and Liquor License

The food and beverage industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation, safety, building and zoning requirements. While the company does not expect to have any difficulties complying with such regulations, the failure to obtain or maintain food and liquor licenses could prevent the opening of the company or have a material adverse effect on the company's financial prospects. The company will also be subject to periodic inspection by the Department of Health. The Company is also subject to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, unemployment insurance rates, workers' compensation insurance rates or other costs associated with employees could substantially increase the company's labor costs. There is no assurance that the licenses, permits or approvals relating to the business and operations of the company will be obtained in a timely manner. In addition, future actions by the company which run afoul of legal requirements may result in the revocation of such license(s). Certain person's equity interests in the company may have to meet certain requirements, and such persons may have to submit to fingerprinting and satisfy criminal background checks, as a condition to the issuance of a liquor license for the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joseph Tota	4,072,278	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 740,740 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

One vote per share.

Material Rights

Please see Exhibit F for a complete list of rights associated with Class A Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 1,785,738 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding does not include 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Please see Exhibit F for a complete list of rights associated with Class B Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Voting rights: Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $110,000.00
  Use of proceeds: Legal, marketing & sales
  Date: June 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,072,278
  Use of proceeds: Issuance of founder's shares
  Date: June 08, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,051,308.00
  Number of Securities Sold: 1,091,087
  Use of proceeds: Expansion
  Date: April 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $501,084.40
  Number of Securities Sold: 83,057
  Use of proceeds: Startup Funds
  Date: August 11, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

The Company decreased revenue from $1,012,514 in 2021 to $739,160 in 2022. In addition, the Company deferred $464,915 in revenue for compliance of ASC 606 revenue recognition standards.

Cost of Sales

The Company cost of sales of $146,648 in 2022 decreased from $477,731 in 2021.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, contractor payments, and general and administrative expenses. Total expenses increased to $1,660,246 in 2022 from $1,266,666. The most significant expenses in 2022 were advertising & marketing ($177,379), legal and professional fees ($134,942) and management fees (447,801) which are managed by Tapville Services, LLC a wholly owned subsidiary of Tapville Franchising, Inc.

As a result of the growth phase of acquiring and signing franchise locations, the company ended up incurring a net loss in the amount of $254,151 in 2021 compared to a net loss of $262,858 in 2020.

Historical results and cash flows:

Historical results and cash flows:

The Company incurred a loss in 2022 which is expected in the early growth phase of a franchise business. The business model is to sign franchise and development agreements, collect a franchise fee, then collect ongoing royalties when the location opens. The business model to be profitable requires a scale of locations to be open and generating royalties. Royalties are paid monthly as a percentage of the franchisee's sales. Management is optimistic with the growth of agreements in 2022 which lead to 10-year franchise agreements with monthly royalties.

The Company has signed agreements with a total of 76 locations. The company had 14 open locations in year-end 2021. The current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine, and our profitability is determined by closing franchise deals and collecting franchise fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchises to go to market with an entire self-service restaurant operation.

Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually becoming profitable.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At June 2023, the Company has cash of $250K. The Company intends to raise additional funds through equity financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign will accelerate the growth targets for Tapville. The funds are not critical for company operations as we are currently generating revenue from existing locations through licensing & franchise fees.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the viability of the company. We raised funds via convertible notes and plan to continue to raise with additional financing. We expect that the crowdfunding campaign will represent 80% of our total fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are able to operate without the fundraising campaign from existing cashflow from our current locations indefinitely at this time, this may change depending on the future market. Our current burn rate is $50k/month, so using only funds from this raise, the minimum would not allow us to operate for even a month.

Based on our current financial situation, we have the ability to continue operating without relying on a fundraising campaign. This is made possible by utilizing the cash flow generated from our existing locations. As of now, we have sufficient funds to sustain our operations indefinitely. However, it's important to note that this situation could be subject to change depending on the future market conditions.

To provide more details about our financial position, our current burn rate is $50,000 per month. The burn rate refers to the rate at which a company is spending its capital or cash reserves to cover expenses before generating positive cash flow from its operations. In our case, this means that we are spending $50,000 per month on various expenses necessary to run the business.

Considering only the funds raised from the current campaign, it is crucial to acknowledge that the minimum amount obtained would not be sufficient to cover even a month's worth of operating expenses. Therefore, without additional funds or changes in our financial situation, we would face a significant shortfall and be unable to sustain our operations for an extended period solely with those funds.

It is essential for us to assess the financial landscape continually and adapt our strategy accordingly, keeping in mind the potential impact of future market conditions on our cash flow and overall financial sustainability.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that the fundraising campaign with anticipated marketing, sales, and technology expenses will provide 60 months of operations support with a monthly burn rate of about $50k.

Based on our analysis and projections, we are confident that the funds raised through the fundraising campaign, taking into account anticipated marketing, sales, and technology expenses, will provide approximately 60 months of operational support. This estimation is based on a monthly burn rate of around $50,000.

To break it down further, the monthly burn rate of $50,000 represents the amount of money we anticipate spending each month to cover our operational expenses. These expenses include employee salaries, rent, utilities, marketing initiatives, sales efforts, technology infrastructure, and other necessary costs to keep the business running smoothly.

By multiplying the monthly burn rate of $50,000 by the estimated duration of 60 months, we arrive at a total amount of funds required to sustain operations during this period. It's important to note that this projection assumes a consistent burn rate and doesn't account for potential fluctuations in expenses or revenue over time.

However, it's worth mentioning that fundraising campaigns and financial projections are subject to various uncertainties. Market conditions, unexpected expenses, changes in consumer demand, and other factors can influence the actual operational support duration that the funds raised will provide. Regular monitoring and assessment of our financial performance will be crucial to ensure the accuracy and validity of these projections, allowing us to make informed decisions and adapt our strategy as needed.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, we have not planned for future capital raises, but a few of our original convertible note investors expressed interest in investing for another round. This may be contemplated in the future if needed

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $39,541,608.00

Valuation Details:

The Company determined a pre-money valuation of $39,541,608 based on an internal analysis considering several factors:

Reasonable Basis Factors for Pre-Money Valuation:

<u>Uniqueness of the concept</u>

Tapville Franchising, Inc. has established itself as a pioneer in self-service, self-pour operations within the franchising market. This uniqueness brings significant value as it allows Tapville to expand into multiple segments, including brick-and-mortar restaurants, mobile units, retail, travel, and entertainment. The company's proven concept viability is reinforced by over six years of operational history and a remarkable track record of generating over $20,000,000 in core lifetime sales. We believe that since Tapville Social has established itself as a pioneer in the self-service space, has been able to expand into multiple segments and that the company's concept is reinforced by over six years of operational history and a track record of generating over $20,000,000 in core lifetime sales that a valuation of $39,541,608 is reasonably justified.

<u>National footprint:</u>

Tapville's strategic presence in 15 states, including major high-population density states like Texas, Florida, California, Illinois, and New York, plays a crucial role in its valuation. We believe the extensive geographic reach enhances the company's market access and potential customer base, providing a solid foundation for future growth.

We believe that Tapville's $39,541,608 pre-money valuation is justified since we have a strategic presence in 15 major states and significant geographic reach which in turn enhances the company's market access and potential customer base providing an indicator for potential strong future growth.

Proprietary data insights

The company has amassed invaluable data insights through its core lifetime revenue, surpassing $20,000,000. We believe these proprietary data insights are a key contributing factor in helping us justify the valuation of $39,541,608.00 as they enable Tapville to optimize future locations, make informed decisions, and strategically plan for growth opportunities.

Generation Z Growth Segments

Tapville's tech-forward business model aligns perfectly with the preferences and behaviors of Generation Z, a demographic projected to wield significant market influence. We believe his alignment positions Tapville favorably for future growth, making it an attractive investment opportunity and bolstering its valuation.

Valuations for tech-forward concepts

Historical trends indicate that concepts that leverage data and technology tend to receive higher valuations. With 22 open franchises and 52 franchises in development, Tapville's tech-forward approach contributes to its valuation. Each franchise operates on a 10-year contract, generating upfront franchise fees and 6% royalties on sales.

Considering the 52 'in development' locations (including kiosks, restaurants, and mobile taprooms) and the operating 22 locations, there are a total of 74 locations. Each franchise's average lifetime value is $966,000 in annual sales, which can result in $58,000 in royalties per location over 3 years. Using our projected average lifetime revenues, the 74 locations have the potential to generate $71,484,000 in lifetime sales. This calculation excludes future franchises to be sold in the upcoming years. Additionally, restaurants pay an upfront franchise fee of $49,500, while kiosks and mobile taprooms pay $19,500.

Projected Costs, Fixed Costs & Calculation of Royalties:

Tapville franchises operate under a 10-year contract and are subject to upfront franchise fees and 6% royalties on sales. The upfront franchise fee varies depending on the type of franchise. Restaurants pay $49,500, while kiosks and mobile taprooms pay $19,500. Please see below for a breakdown of our projected royalties calculation.

Please note these projected costs are covered by the franchisee & the below is used as an example of what an average franchise looks like:

(1) 74 Locations

25 B&M AUV $2.75M

25 Kiosk AUV $575,000

24 Mobile Taproom AUV $60,000

(2) Brick & Mortar Restaruant:

$2,750,000 X .06 Royalty = $165,000

X 3 Years = $495,000

X 25 Locations = $12,375,000

Projected costs of goods sold per B&M are $2,062,500 consisting of fixed costs of $687,500. Based on sales projections for B&M, our gross margins are projected to be 25%.

(3) Kiosk

$575,000 X .06 Royalty = $34,500

X 3 Years = $103,500

X 25 Locations = $2,587,500

Projected costs of goods sold per Kiosk are $402,500 consisting of fixed costs of $230,500. Based on sales projections for kiosks, our gross margins are projected to be 30%.

(4) Mobile

$60,000 X .06 Royalty = $3600

X 3 Years = $10,800

X 24 Locations = $259,200

Projected costs of goods sold per Mobile Taproom are $36,000 consisting of fixed costs of $18,000. Based on sales projections for Mobile Taprooms, our gross margins are projected to be 40%.

Total = $12,375,000 + $2,587,500 + $259,200 = $15,221,700

Loyalty Program

Tapville's thriving loyalty program boasts a membership base of over 75,000 individuals who can be reached via text. We believe this growing membership base helps justify our $39,541,608 by adding significant value to the company by fostering customer engagement, repeat business, and the potential for increased revenue streams.

Trademarks and Intellectual Property

The Company's trademark and intellectual property, including training materials, workflows, designs, software configurations, operating manuals, marketing methodologies, and customer data insights, contribute to its overall value.

Advisory Team Experience

The advisory team, including individuals like Sean Thomas (grandson of Dave Thomas, founder of Wendy's) and Brandt Kucharski (chief accounting officer of Grubhub), brings valuable experience in scaling and monetizing concepts. Their involvement enhances the potential for Tapville's success.

Awards and Nominations

Tapville has received recognition, such as being nominated by Entrepreneur Magazine as a Top Emerging Franchise in 2022 and 2023. These accolades further enhance the company's reputation and valuation.

Existing Franchise Pipeline

Tapville has a pipeline of prospective franchisees, with over 10,000 inquiries expressing interest in franchising the concept and a current pipeline of 85 qualified franchisees. This strong interest indicates market demand and growth potential.

Go-To-Market Process:

The Company has created the Franchise Disclosure Document (FDD) in compliance with Federal Trade Commission regulations. This process streamlines the sale of franchises and provides transparency to prospective investors.

Conclusion

Based on a meticulous internal analysis considering multiple factors, Tapville Franchising, Inc. justifiably arrives at a pre-money valuation of $39,541,608.00. The uniqueness of its self-service, self-pour concept, coupled with its proven viability through over six years of operational history and over $20,000,000 in core lifetime sales, we believe establishes a strong foundation. Tapville's nationwide footprint in 15 states, strategic expansion into various segments, and proprietary data insights further contribute to its valuation. The alignment with Generation Z growth segments, valuation trends for tech-forward concepts, a thriving loyalty program, valuable trademarks and intellectual property, an experienced advisory team, prestigious awards and nominations, and a robust franchise pipeline demonstrate the tremendous growth potential and market value of Tapville Franchising, Inc., justifying the pre-money valuation.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) The Company only has Class A and Class B Common Stock outstanding, and it has no Preferred Stock outstanding;

(ii) The Company has not factored 650,000 shares to be issued pursuant to stock options, reserved but unissued, in its pre-money valuation.

Use of Proceeds

If we raise the Target Offering Amount of $7,499.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $4,999,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  23.0%
  Marketing of franchise concept to prospective franchisees and consumers. Marketing includes advertising, conventions, SEO, social media, and public relations.

- *Research & Development*
  12.0%
  Technology enhancements to core technologies. Proceeds will be used to enhance our existing technologies.

- *Operations*
  20.0%
  Proceeds will be used to support the opening and support of new franchised locations.

- *Working Capital*
  10.0%
  Proceeds will be used to support ongoing working capital needs of business

- *Location Unit Development*
  29.5%
  Development of locations to be designed, built, and sold to franchise operators.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tapville.com (tapville.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tapville

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tapville Franchising Inc.

[See attached]

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2022

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2022 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
March 17, 2023

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2022

Assets

Cash	$ 207,197
Contributions receivable - escrow	2,220
Accounts receivable	92,915
Property and equipment, net	4,600
Notes receivable from Franchisee	221,184
Other assets	5,253
Investment in franchise	595,499
Total assets	$ 1,128,868

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 73,368
Deferred revenue	464,915
Total liabilities	538,283
Stockholders' equity:	
Common stock	2,063,602
Retained earnings (deficit)	(1,473,017)
Total Stockholders' Equity	590,585
Total Liabilities and Stockholders' Equity	$ 1,128,868

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2022

Revenues:	
Franchise sales, net	$ 282,255
Product sales	76,989
Service fee income	50,615
Royalties and licensing	176,701
Earnings (loss) from investment in franchise	143,431
Other income	9,169
Total franchise revenues	739,160
Expenses:	
Cost of goods sold	146,648
Insurance	12,285
Payroll costs and sales commissions	234,869
Employee equity grant	375,000
Advertising and marketing	177,379
Management fee	447,801
Legal and professional	134,942
Contractors	19,836
Investment fees	40,506
Dues and subscriptions	1,745
Travel	24,894
Meals and entertainment	5,193
Shipping	2,459
Office and other	26,041
Depreciation expense	1,150
Taxes and licenses	9,498
Total expenses	1,660,246
Net income (loss)	(921,086)
Retained earnings (deficit), beginning of year	(551,931)
Retained earnings (deficit), end of year	$(1,473,017)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2022

Cash flows from operating activities:	
Net income (loss)	$ (921,086)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,150
Equity in earnings of investment	(143,431)
(Increase) decrease in assets:	
Due from Franchisee	89,365
Accounts receivable	435,840
Inventory	11,362
Contributions receivable - escrow	9,295
Other assets	8,720
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	4,000
Deferred revenue	233,745
Net cash used by operating activities	(271,040)
Cash flows from investing activities:	
Fixed asset acquisition	(5,750)
Net cash used by investing activities	(5,750)
Cash flows from financing activities:	
Notes receivable from franchisee	(221,184)
Issuance of common stock, net	312,250
Net cash provided by financing activities	91,066
Net decrease in cash and cash equivalents	(185,724)
Cash and cash equivalents, beginning of year	392,921
Cash and cash equivalents, end of year	$ 207,197
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Non cash transactions	
Employee Equity Grant	$ 375,000

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2022

1. ***Summary of Significant Accounting Policies***

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers located in Florida. Accordingly, the Company could be affected by adverse local conditions that may occur from time to time in those markets.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1. ***Summary of Significant Accounting Policies*** *- (Cont.)*

c) ***Franchise Fees/ Deferred Revenues***

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2022, the Company has recorded deferred franchise fees of $464,915 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1. ***Summary of Significant Accounting Policies - (Cont.)***

c) ***Franchise Fees/ Deferred Revenues - (Cont.)***

Area development fees - Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d) ***Accounts Receivable***

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2022, a total of $0 in accounts were reserved

1. ***Summary of Significant Accounting Policies*** *- (Cont.)*

e) ***Income Taxes***

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2021, 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2022.

f) ***Cash and Cash Equivalents***

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) ***Pervasiveness of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ***Summary of Significant Accounting Policies*** - *(Cont.)*

g) ***Pervasiveness of Estimates*** - *(Cont.)*

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

h) ***Long-Lived Assets***

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) ***Concentrations, Risks and Uncertainties***

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

j) ***Fair Value***

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. ***Accounts Receivable***

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2022 the balance of accounts receivable amounted to $92,915 and bad debt expense amounted to $0 for the fiscal year.

3. *Investment in Franchise*

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2022, the franchise (loss)/income was ($52,068) and the investment was terminated.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net adjustment to the investment of the Company's share of investments' profit and losses amounted to $195,499 for 2022.

4. *Note Receivable from Franchisee*

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2022 amounted to $89,365. During 2022, an additional $35,635 was advanced. These combined amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026.

5. *Property and Equipment*

Property and equipment at December 31, 2022, consists of the following:

Training wall	$ 5,750
Office furniture and equipment	-
	5,750
Less accumulated depreciation	(1,150)
	$ 4,600

Depreciation expense for the year ended on December 31, 2022 amounted to $1,150.

6. ***Common Stock***

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During the year a total of $48,746 was charged by StartEngine as investment fees and as of December 31, 2022 the amount of $11,515 remains withheld in escrow and is reflected as contributions receivable at year end. During 2022, an additional amount of $312,250 was raised via StartEngine. During the year a total of $40,506 was charged as investment fee and as of December 31, 2022 the amount of $2,220 remains in escrow and is reflected as contributions receivable at December 31, 2022.

7. ***Franchise Sales and Agreements***

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

8. ***Subsequent Events***

Management has evaluated subsequent events through March 17, 2023, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2021

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2021 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
April 27, 2022

TAPVILLE FRANCHISING, INC.

Balance Sheet

December 31, 2021

Assets

Cash	$ 392,921
Contributions receivable - escrow	11,515
Accounts receivable	553,755
Inventory	11,362
Due from Franchisee	89,365
Other assets	13,973
Investment in franchise	52,068
Total assets	$ 1,124,959

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 69,368
Deferred revenue	231,170
Total liabilities	300,538
Stockholders' equity:	
Common stock	1,376,352
Retained earnings (deficit)	(551,931)
Total Stockholders' Equity	824,421
Total Liabilities and Stockholders' Equity	$ 1,124,959

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2021

Revenues:	
Franchise sales, net	$ 165,080
Product sales	580,103
Service fee income	139,380
Royalties and licensing	105,276
Earnings (loss) from investment in franchise	(20,033)
Other income	42,708
Total franchise revenues	1,012,514
Expenses:	
Cost of goods sold	477,731
Discounts, net	13,716
Payroll costs and sales commissions	145,903
Advertising and marketing	253,072
Legal and professional	104,924
Contractors	130,148
Investment fees	48,746
Dues and subscriptions	4,953
Travel	22,091
Meals and entertainment	7,835
Shipping	11,023
Office and other	45,964
Taxes and licenses	560
Total expenses	1,266,666
Net income (loss)	(254,152)
Retained earnings (deficit), beginning of year	(297,779)
Retained earnings (deficit), end of year	$ (551,931)

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net income (loss)	$ (254,152)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	-
Equity in loss of investment	20,033
(Increase) decrease in assets:	
Due from Franchisee	(89,365)
Accounts receivable	(513,058)
Inventory	(254)
Contributions receivable - escrow	9,950
Other assets	(13,973)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	67,155
Deferred revenue	231,170
Net cash used by operating activities	(542,494)
Cash flows from investing activities:	
Fixed asset dispositions, net	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Issuance of common stock, net	811,361
Net cash provided by financing activities	811,361
Net increase in cash and cash equivalents	268,867
Cash and cash equivalents, beginning of year	124,054
Cash and cash equivalents, end of year	$ 392,921
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

1. *Summary of Significant Accounting Policies*

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

a) *Method of Accounting*

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) *Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

c) *Franchise Revenues*

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

1. ***Summary of Significant Accounting Policies*** ***- (Cont.)***

c) **Franchise fees/Deferred revenue** ***(Cont.)***

The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2021, the Company has recorded deferred franchise fees of $231,170 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

Area development fees - Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

d) ***Accounts Receivable***

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

1. ***Summary of Significant Accounting Policies*** - ***(Cont.)***

d) ***Accounts Receivable*** - ***(Cont.)***

The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2021, a total of $0 in accounts were reserved.

e) ***Income Taxes***

The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2021, 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2021.

f) ***Cash Flows***

For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

g) ***Pervasiveness of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. ***Summary of Significant Accounting Policies*** *- (Cont.)*

g) ***Pervasiveness of Estimates*** *- (Cont.)*

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

h) ***Long-Lived Assets***

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

i) ***Concentrations, Risks and Uncertainties***

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

j) ***Fair Value***

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2. ***Investment in Franchise***

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2021, 2020 and 2019, the franchise (loss)/income was ($20,033), ($26,844) and $3,945, respectively.

3. *Due from Franchisee*

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2021 amounted to $89,365. The advanced amounts are to be converted to an equity investment in the franchisee location. As such the advances will not be collected. Currently the Company and the franchisee are in process of finalizing legal documents converting the advances to an equity investment. The accompanying financial statements do not include any adjustment that may be required if the conversion to an equity investment is not finalized.

4. *Property and Equipment*

Property and equipment at December 31, 2021, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the year ended on December 31, 2021 amounted to $0.

5. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During the year a total of $48,746 was charged by StartEngine as investment fees and as of December 31, 2021 the amount of $11,515 remains withheld in escrow and is reflected as contributions receivable at year end.

6. ***Franchise Sales and Agreements***

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

7. ***Subsequent Events***

Management has evaluated subsequent events through April 27, 2022, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN TAPVILLE TODAY!

We Believe In A Better Way

Tapville is a hospitality franchisor that integrates self-pour tech to reduce costs and enhance the customer experience. With 22 locations open and 52 in development, we're ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TAPVILLE

$0 Raised

REASONS TO INVEST

Invest Now
$6.75 Per Share

PREVIOUSLY CROWDFUNDED
$1,487,961.12

RAISED
$0

INVESTORS
0

MIN INVEST
$344.25

VALUATION
$39.54M

- A RECIPE FOR POTENTIAL GROWTH: By leveraging our advanced technology and systems, our concepts have lower labor, beverage, and food costs compared to many major brands. While the industry average for these costs range from 60% – 65%, we achieve targets of 48% – 55%, with kiosks averaging 30% – 35%.*

- EXPANSION AND SCALABILITY: We believe Tapville is on the fast track to success with 22 open locations and an additional 52 in development. Our scalable solutions and processes position us for rapid growth.

- INDUSTRY RECOGNITION AND SUCCESS: Tapville has gained notable recognition, being named as a Top New & Emerging franchise by Entrepreneur Magazine for 2022 and 2023 as well as being featured on QSR's Nextgen 25 List, Fox Business, ABC, Full Service Restaurant Magazine, Restaurant Business Online, Franchise Times and more. In addition, Tapville has a proven track record of successful fundraising, having raised $1,559,533 on StartEngine.**

*Information from Investopedia (Source)

**Information from Tapville (Source)

THE PITCH

Tapville – A Socially-Driven Dining Experience


Cheers
Cheers To The Future!
Tapville combines a socially-driven dining experience with technology-driven solutions which means customers & business owners can win!
CORE TRACTION
22
Open locations
CORE TRACTION
$1.5M+
Raised to date on StartEngine
CORE TRACTION
52
Dev. locations
TAPVILLE
CORE TRACTION
$20M+
Revenue to date

Tapville is a socially-driven dining experience with creative cocktail flights, brunch pairings, and self-pour beer and wine walls. Tapville guarantees a memorable time for guests. But it's not just about fun and flavor – Tapville's technology-driven concepts provide a better way to run a hospitality business.

By reducing costs through cutting-edge solutions like self-pour technology, we believe Tapville is revolutionizing the food and beverage industry.

Tapville franchise opportunities are available for brick & mortar restaurants, kiosks, and mobile taprooms. All Tapville franchises utilize our cutting-edge data analytics and self-serve technology while providing a memorable guest experience.



Brick & Mortar Restaurants
American-style classic dishes paired with a variety of beers, wines, and expertly crafted cocktails and flights.
Kiosks
Sip, stroll, & shop when you stop by a Tapville kiosk on your next trip to the mall, airport, or entertainment center.
Mobile Taprooms
Mobile Taprooms that are perfect for public or private events.

THE PROBLEM & OUR SOLUTION

Restaurants Average 65% Prime Cost (Food, Beverage & Labor) and 20% Draft Waste*

**Tapville Prime Costs: 48-55%, Draft Waste: <4% (Source)*



Our technology solves the service industry's major labor problem, while our business model creates experiences people will come back for again and again.

Tapville is more than just self-pour and tablet ordering. We're on a mission to disrupt the hospitality industry by solving challenges with advanced technology and are always looking for new opportunities to innovate. That's why we operate restaurants, kiosks, and mobile taprooms; each concept is designed to solve a specific industry challenge.

Brick & Mortar Restaurant

Restaurants are facing rising food, beverage, and labor costs, making it difficult to provide guests with a great experience.

Our new "social house" model attempts to redefine the traditional restaurant experience by solving these problems with technology.

Solutions

Self-Pour



Our self-pour solution reduces labor needed behind the bar significantly as well as reducing draft waste to less than 4%.

It also creates a unique, social, and fun experience for guests that are looking to sample beer, wine, and cocktails.

Table Tablet and Mobile Ordering



Tablet and mobile ordering help streamline the dining experience for guests and allow our restaurants to run more efficiently. This solution significantly reduces the number of servers needed and optimizes the performance of current staff.

With increased technology, also comes more data, which is used by our marketing department to decrease customer acquisition costs. These data insights help us to construct more customized experiences that guests are willing to pay a premium for.

As a result of technology solutions like these, our restaurant prime costs range from 48-55% as opposed to the industry average of 60-65% (Source).

Kiosk


SIP, STROLL & SHOP

As online ordering, delivery, and curbside pickup have increased, shopping centers have been struggling to bring guests into their spaces and are now looking to implement more experience-driven activities into the mall.

With Tapville kiosks, guests can walk around the mall with a beer, wine, cider, or cocktail; creating a fun and unique guest experience. The kiosk can be run with minimal labor, often with just 1 staff member.

Mobile Taproom



Our mobile taprooms are a great solution for public or private events. It provides 16-32 taps of craft beer, wine, sangria, and cocktails for public or private events like weddings, corporate events, birthday parties, festivals, and more. Our taprooms reduce labor and can be run with just 1 staff member.


Franchisee Benefits
• Reduces theft & beverage loss
• Improves by-the-glass beer & wine sales
• Reduces labor
Worker Benefits
• Ability to serve more customers
• Increases tip volume & wages
• Less stress & technology-fatigue
Customer Benefits
• Create engaging experiences for guests
• Personalized ads
• More control in the service experience
• Faster service

THE MARKET & OUR TRACTION

We're One of Entrepreneur Magazine's Top New and Emerging Franchises for 2022 and 2023


Tapville has been featured on:
Entrepreneur
FOX BUSINESS
abc7
FranchiseTimes
RESTAURANT BUSINESS
FSR

Tapville Growth



Tapville locations have passed $20 million in sales to date. We continue to grow with 22 locations open and 52 in development. Tapville has locations open or coming in Illinois, Wisconsin, Pennsylvania, Texas, Mississippi, Massachusetts, California, Connecticut, Louisiana, Nevada, Colorado, Maryland, North Dakota, Michigan, and Florida.

The Business Model
We collect a one-time franchise fee of approximately $44.5K from brick & mortar restaurants and approximately $19.5K from kiosks and mobile taprooms. We receive ongoing royalty fees from every location. All capital for franchisee locations is funded by the franchisee, which helps greatly reduce our upfront costs and risk. We train, market, and support our locations — allowing us to ensure a high degree of consistency among them. Tapville also has a technology division where we license our solutions to other organizations.

Customer Testimonials

> What a cool experience. So many beers on tap. Awesome self serve design. Servers and staff go above and beyond to provide a great overall experience to their guests...Flights are delicious.
>
> -CARRIE PAVES REALTOR

> This place was AWESOME. The bartender was excellent, the food delicious. The people there are friendly. Anyone that is looking for food and ATMOSPHERE this is one place you NEED to go.
>
> -LAROY BAKER

> The margarita flight was really good and the chicken and waffles was spectacular. Will be back soon.
>
> -WALKEISHA MITCHELL

> This place is great. I don't leave many 5 stars...Tried a bunch of good beers, street tacos...Fun, efficient staff. Enjoy!
>
> -MARK OTTEN

**The above testimonials may not be representative of the opinions of other customers or their experiences and is not a guarantee of future performance or success.*

With 22 current franchises and 52 in development, to being recognized as one of Entrepreneur Magazine's Top New and Emerging Franchises for 2022 and 2023, we believe Tapville is well-positioned for growth and success (Source).

WHY INVEST

Cheers To Tapville



Be a part of a premium lifestyle hospitality brand that is seeking to disrupt the industry with modern technology solutions, optimizing the guest experience.

Join us on this journey as we aim to revolutionize the hospitality industry one innovative concept at a time.

Raise a glass and invest in Tapville, the socially-driven dining experience that's shaking up the industry! *Cheers!*

ABOUT

HEADQUARTERS
216 S. Washington Street
Naperville, IL 60540

WEBSITE
View Site

Tapville is a hospitality franchisor that integrates self-pour tech to reduce costs and enhance the customer experience. With 22 locations open and 52 in development, we're expanding nationwide. Named Entrepreneur's Top New & Emerging Franchises for 2022 and 2023.

TEAM



Joseph Tota
Founder & CEO

Joe designed the concept of Tapville Social in 2016 during one of his frequent visits to Union Pier, Michigan, along the Red Arrow Highway. Professionally, Joe was a management consultant with Accenture and founded his own firm that was acquired. His consulting background was focused on working with large franchise companies on technology, operational training and growth strategies. Joe is an avid ultrarunner and has a deep belief that hard work, entrepreneurship and a healthy lifestyle are the keys to happiness.



Michael Venditto
Chief Operating Officer

Michael Venditto is a seasoned leader with a strong track record in optimizing retail and hospitality operations. As COO of Tapville Social, he leverages his expertise in team building and client experience to drive growth and profitability. Michael excels in addressing business and people-related challenges, streamlining processes, implementing effective training programs, and cultivating high-performing leaders. He previously served as Director of Stores at ALDO, overseeing 100+ locations and delivering impressive gains in sales, conversion, profitability, and customer satisfaction.



Don DiBrita
Vice President of Marketing

An experienced team leader, social media strategist and marketer, Don is passionate about growing communities and implementing modern digital marketing strategies.

He is a certified email and content marketer that has worked with brands in the food and beverage industry like breweries, restaurants, events and professional sports teams. Don is also the founder of a 60,000-member international beer club.



Michelle Ruehle
Vice President of People

Michelle Ruehle is a highly accomplished human resources executive with over 15 years of experience across the hospitality and technology industries. As Vice President of People and Culture at Tapville, Michelle oversees all aspects of our people operations, including talent management, employee engagement, compensation and benefits, and diversity and inclusion initiatives. Prior to joining Tapville, Michelle was a Global Learning Experience Design Manager at McDonald's Corporation, where she earned a Circle of Excellence Award for her contributions to the global launch of MyMcDonald's Rewards. She holds a bachelor's degree in organizational leadership and owns Ruehle Consulting Services, a business providing leadership and career coaching services to individuals and organizations. Outside of work, Michelle is a passionate volunteer who supports animal rescues and serves as an American Red Cross volunteer.



Jennifer Bucci
Director of Franchise Development

Jennifer is a performance driven professional with a depth of diversified leadership experience in the banking, construction, and technology industries. Prior to her role as the Director of Franchise Development for Tapville, Jennifer has proven success in developing top teams and driving programs from concept to completion, whether as a VP of a National Bank, a business owner, or an executive in sales management. As a certified Master Trainer, she consistently implements training and development strategies into each role to produce dynamic results and ensure the success of her collaborative teams. Jennifer's construction and project management experience has fed her passion for designing and building houses as well as chairing large charity events. Work Hard, Play Harder and Give More is her personal mantra.

Jennifer contributes roughly 24 hours per week on Tapville (please note that these are estimates & hourly contributions may vary week over week).



Diana Payne
Operations

With almost 20 years of hospitality experience, Diana brings a wealth of knowledge and a proven track record of driving business growth. Her role involves overseeing day-to-day operations and collaborating with franchise partners to ensure top-quality service. Diana's expertise will be vital in implementing best practices, developing strategies, and driving revenue across Tapville's expanding locations. Her passion for hospitality and operational excellence make her a valuable addition to the team, as Tapville continues to build a strong and innovative brand in the food and beverage industry.

Thomas Kuba

Thomas Kuba
Corporate Chef

With his extensive culinary expertise and passion for innovation, Chef Thomas Kuba leads development of all culinary and beverage programs at Tapville Social Restaurants and Tapville Drink While You Shop stores. Additionally, Tom fosters relationships with Tapville's Back of House leaders nationwide to provide training and support for new store openings.

Bringing with him a wealth of experience from renowned brands such as Hilton, Marriott, and Maggiano's, Chef Tom joined Tapville in 2021.



Becky Donnelly
New Unit Opening Coordinator

Becky Donnelly has over 10 years of invaluable experience in the industry, and brings a wealth of expertise in opening and operating stores for renowned fashion footwear brand ALDO. Becky's impressive track record in the retail sector has well translated to the franchising world and showcases her exceptional organizational skills, attention to detail, and ability to streamline operations. As Tapville's New Unit Opening Coordinator, Becky's passion for creating seamless and successful store openings and her dedication to excellence support Tapville's continued growth and success.



Jena Pipia
Manager, Tapville University

Serving as Tapville's Learning and Development Manager, Jena Pipia is a dynamic professional with a proven track record in the restaurant industry. With a focus on driving continuous improvement, Jena oversees the Learning Management System (LMS), ensuring our franchise partners and store teams have access to up-to-date training materials. Her expertise extends to training and instruction and technical support, ensuring our partners receive comprehensive support. Jena plays a pivotal role in nurturing talent and driving our brand's success.



Stephanie Mostoller
Marketing Coordinator

Stephanie Mostoller is a talented professional with a passion for creative storytelling and brand promotion. Armed with a keen eye for detail and a strong understanding of market trends, Stephanie plays a pivotal role in executing strategic marketing initiatives. From managing social media campaigns to coordinating promotional events, her expertise ensures Tapville maintains a strong presence across various platforms. Diligent and results-driven, Stephanie is an integral part of our team, driving brand awareness and contributing to our overall success.



Sean Thomas
Advisor

Sean's deep passion for the food and hospitality industry is in his DNA – literally. Raised in Columbus, Ohio, Sean spent his formative years immersed in the burger business through his grandfather, Dave Thomas, the founder of Wendy's.

In addition to holding various positions at Wendy's, Sean expanded his hands-on knowledge of the industry by working at Lettuce Entertain You, in various front-of-house/back-of-house roles, then graduating from the Lettuce Entertain You Enterprise internship/management program. Most recently, Sean has founded Fresh Stack Burger Company, a PE-backed, fast-casual burger concept with plans to open multiple locations in the Midwest.

Sean contributes roughly 1-2 hours per week on Tapville (please note that these are estimates & hourly contributions may vary week over week).



Brandt Kucharski
Advisor

Brandt is the former Chief Accounting Officer at GrubHub, helping the company grow from $3 million in revenue to $1 billion in 15 years. He has experience in a variety of industries including manufacturing, professional services, hospitality, retail and financial services.

Brandt spent the first half of his career in Crowe Horwath's audit practice managing public financial statement audits and performing Sarbanes Oxley 404 consulting. He transitioned to the transaction services/investment banking group, managing private placements and buy/sell side transaction services for private equity investors, lenders and corporations

Brandt contributes roughly 1-2 hours per week on Tapville (please note that these are estimates & hourly contributions may vary week over week).



Sean O'Leary
Advisor

Sean authors the influential blog Irish Liquor Lawyer and has been cited numerous times in multiple influential publications such as Forbes, Decanter, And Wine Spectator. He represents innovators in the liquor industry. Also, he lobbies on behalf of the liquor industry, and successfully lobbied the Illinois legislature to expand privileges for retailers.

Before launching O'Leary Law and Policy Group, LLC, he served as Chief Legal Counsel with the Illinois Liquor Control Commission. While at the Commission, Sean helped revolutionize the Illinois liquor industry by cracking down on illegal bootlegging, advocating for the expansion of allowable discounting practices, developing standards for contract brewing, and drafting tied-house regulations. Sean attended the University of North Carolina and received his law degree from Chicago - Kent College of Law.

Sean contributes roughly 1-2 hours per week on Tapville (please note that these are estimates & hourly contributions may vary week over week).

TERMS

Tapville

Overview

PRICE PER SHARE
$6.75

VALUATION
$39.54M

DEADLINE
Sep 29, 2023

FUNDING GOAL
$7k - $5M

Breakdown

MIN INVESTMENT
$344.25

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,995

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
1,111

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
740,740

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $344+ (minimum investment) within the first three weeks and receive 5% bonus shares

Invest $1,000+ within the first three weeks and receive 10% bonus shares

Invest $2,500+ within the first three weeks and receive 15% bonus shares

Invest $5,000+ within the first three weeks and receive 20% bonus shares

Invest $10,000+ within the first three weeks and receive 25% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive invitation to Monthly Investor Update - lifetime membership discount card 5% discount

Tier 2 Perk — Invest $1000+ and receive lifetime membership 10% discount card + 5% bonus shares

Tier 3 Perk — Invest $5,000+ and receive lifetime membership 15% discount card + 10% bonus shares

Tier 4 Perk — Invest $10,000+ and receive lifetime membership 25% discount card + 15% bonus shares

Tier 5 Perk — Invest $25,000+ and receive lifetime membership 25% discount card + 20% bonus shares

Tier 6 Perk — Invest $50,000+ and receive lifetime membership 50% discount card + 25% bonus shares

Previous Investors Bonus

10% stackable bonus shares for previous investors

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Tapville Franchising Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $6.75 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $675. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 10% Previous Investor Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Entrepreneur

Entrepreneur Magazine
2023 Top New & Emerging Franchises Ranking
View Article

FSR Magazine
FSR NextGen 25: A New Era of Restaurant Innovators
View Article

Franchise Times
How Tapville's CEO Applies Tech Solutions to His Craft Beer Concept
View Article

Restaurant Business Online
As Financing Dries Up, Companies Turn To Crowdfunding
View Article

FSR Magazine
Tapville Social's Tech is Lifting Guest Experiences To New Levels
View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Tapville.

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HOW INVESTING WORKS

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tapville is about helping to solve a customer problem. A problem in the restaurant industry.

I'm Joseph Tota, founder and CEO of tapville. As a restaurant consultant for over 20 years, I saw many problems with the dining experience. Restaurant guests often had slow and unengaged dining experiences that led to a lot of wait time. Nobody likes to wait.

While restaurant owners were struggling to bring in new customers they also had to manage rising costs like food and labor, my team and I created a solution. Tapville. A socially-driven dining experience that solves the challenges of the industry with technology. At Tapville we believe in a better way and our team is committed to spending each day looking for new solutions to the challenges of the industry as well bringing a better experience for our guests.

We execute this in 3 concepts. Brick and mortar restaurants, kiosks in shopping malls and airports, and we also have a mobile taproom we can take out to public and private events.

We're in locations all the way out in the mid-west, down to Texas, even Connecticut and we've become a national brand over the past 2 years.

We're making great progress, but we still have a lot of work to do. So help us spread the word and let's build a better way together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF AN ILLINOIS LIMITED LIABILITY COMPANY UNDER THE NAME OF "TAPVILLE STATION FRANCHISING, LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "TAPVILLE STATION FRANCHISING, LLC" TO "TAPVILLE FRANCHISING INC.",FILED IN THIS OFFICE ON THE EIGHTH DAY OF JUNE, A.D. 2020, AT 2:29 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3070483 8100F
SR# 20205711839

Authentication: 203114390
Date: 06-16-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/08/2020
FILED 02:29 PM 06/08/2020
SR 20205711839 - File Number 3070483

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is ILLINOIS.

2.) The jurisdiction immediately prior to filing this Certificate is ILLINOIS.

3.) The date the Limited Liability Company first formed is DECEMBER 6, 2018.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is TAPVILLE STATION FRANCHISING, LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is TAPVILLE FRANCHISING INC.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 4th day of June, A.D. 2020.

By: Joseph B Tota

Name: Joseph Tota
Print or Type

Title: President
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "TAPVILLE FRANCHISING INC." FILED IN THIS OFFICE ON THE EIGHTH DAY OF JUNE, A.D. 2020, AT 2:29 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1865

3070483 8100F
SR# 20205711839

Authentication: 203114390
Date: 06-16-20

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:29 PM 06/08/2020
FILED 02:29 PM 06/08/2020
SR 20205711839 - File Number 3070483

CERTIFICATE OF INCORPORATION
OF
TAPVILLE FRANCHISING INC.

FIRST: The name of this corporation is Tapville Franchising Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation in the State of Delaware will be 850 New Burton Road, Suite 20, City of Dover, County of Kent, 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation shall be to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of share of all classes of stock which the Corporation shall have authority to issue is 16,000,000, of which (i) 8,000,000 shares shall be Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), (ii) 5,000,000 shares shall be Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**" and together with the Class A Common Stock, collectively, the "**Common Stock**") and (iii) 3,000,000 shares shall be Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**").

FIFTH: The rights, preferences, privileges, restrictions and other matters relating to the Common Stock and Preferred Stock are as follows:

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting Rights.

2.1 Class A Common Stock. The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "**Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.

2.2 Class B Common Stock. Except as required by law or as otherwise expressly provided in this Certificate, the Class B Common Stock will have no voting rights, and no holder of Class B Common Stock shall be entitled to vote on any matter with respect to the holder's shares of Class B Common Stock.

2.3 No Cumulative Voting. There shall be no cumulative voting.

2.4 Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

4. Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

5. Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

6. Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to

receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

7. No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue.

8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

B. PREFERRED STOCK

1. Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

1.1 the designation of the series;

1.2 the number of shares of the series;

1.3 the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

1.4 whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

1.5 whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

1.6 whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

1.7 the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

1.8 the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

1.9 the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

1.10 any other relative rights, preferences, and limitations of that series.

SIXTH: Subject to any additional vote required by this Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

The Board of Directors of the Corporation is authorized prospectively to limit or exculpate, and retrospectively to waive or release, any officer, employee or agent of the Corporation from and for personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty (if any) of such officer, employee or agent.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation, (ii) any holder of Common Stock or Preferred Stock, (iii) Joseph Tota in his capacity as an officer or agent of the Corporation, or (iv) any affiliate, partner, member, director, equityholder, employee, agent or representative of any such holder(collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director or officer of the Corporation.

THIRTEENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article

Thirteenth, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Thirteenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Thirteenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors of the Corporation.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Thirteenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors of the Corporation may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Thirteenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Thirteenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Thirteenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

FOURTEENTH: By his, her or its subscription for, or purchase of, any shares of stock of the Corporation and in consideration of the receipt of such shares, each stockholder of the Corporation does thereby irrevocably and unconditionally waive, and agree to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights with respect to, any shares of Common Stock or Preferred Stock of the Corporation. This Article Fourteenth shall constitute an agreement between each stockholder and the Corporation which is binding on the stockholder and his, her or its respective successors and on any assigns of any of his, her or its shares of stock and shall be enforceable by the Corporation and its successors to the fullest extent permitted by applicable law.

FIFTEENTH: The Corporation shall not be governed or subject to Section 203 of the DGCL.

SIXTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

SEVENTEENTH: The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

EIGHTEENTH: The name and address of the incorporator is as follows:

Erin Quiggle
111 East Wacker Drive, Suite 2800
Chicago, Illinois 60601

* * *

I, The Undersigned, for the purposes of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, as do certify that the facts stated herein are true, and I have accordingly hereunto set my hand this 1st day of June, 2020

By: ______________________
Name: Erin Quiggle

State Of Delaware

Name Reservation Status

Reservation Name	Entity Name	Entity Type	Cost	Status	Expiration Date
7953689	TAPVILLE FRANCHISING INC.	Corporation	$75.00	Reserved	8/28/2020

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Ahmed Alamri <ahmed@startengine.com>

Fw: Big News for Tapville!

1 message

Don DiBrita <ddibrita@tapville.com> Wed, Jun 28, 2023 at 2:34 PM
To: Ahmed Alamri <ahmed@startengine.com>

Don DiBrita, MBA, MHRM
Vice President of Marketing
Tapville Social | Eatery & Self-Pour
tapville.co | tapvillesocial.com | tapvillefranchising.com | tapvilletech.com
m: (630) 670-2600

TAPVILLE

From: Tapville Social <info@tapvillesocial.com>
Sent: Tuesday, June 27, 2023 4:14 PM
To: Don DiBrita <ddibrita@tapville.com>
Subject: Big News for Tapville!

View this email in your browser

TAPVILLE

INVEST IN TAPVILLE

BE FIRST TO BE NOTIFIED WHEN OUR CAMPAIGN GOES LIVE


TAPVILLE
SOCIAL
TAPVILLE
SOCIAL

A big announcement is coming and we are excited to share the news!

Due to our expansion, we have decided to give our fans another chance to invest in Tapville.

Pre-IPO investments are typically reserved for big institutional investors, so we are excited to give this opportunity to our fans.

We cannot share much information due to SEC restrictions but wanted to share the exciting news.

We will send out a reminder as soon as we launch, but make sure you are prepared to act quickly as this round will close as soon as our goal is met.

Click the button below to be notified when the raise on StartEngine goes live!

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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